November 29, 2019

Alex Ioffe
Chief Financial Officer
Virtu Financial, Inc.
One Liberty Plaza
165 Broadway
New York, NY 10006

       Re: Form 10-K for the Year Ended December 31, 2018
           Filed March 1, 2019
           Form 10-Q for the Quarterly Period Ended September 30, 2019 Filed November 8, 2019
           File No. 001-37352

Dear Mr. Ioffe:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Selected Financial Data, page 38

1. We note your disclosure in footnote 2 on page 40 that you recognized a gain of $86.6 million on the reduction of tax receivable agreement obligation during 2017 as a result of the 2017 Tax Act, which is included in the "Other, net" line item of your total revenues.
      We also note that you included a gain on sale of Bondpoint of $337.6 million in your
      "Other, net" line item of your total revenues during 2018. Please tell us why, with reference to authoritative literature, you believe it is appropriate to reflect each of these gains as components of your total revenues instead of in other financial statement line items (such as a Non-Operating Income line item) on the income statement. Alex Ioffe
Virtu Financial, Inc.
November 29, 2019
Page 2
Form 10-Q for the Quarterly Period Ended September 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018
Trading income, net, page 77

2. We note that your trading income, net decreased $216.8 million, or 24.1%, to $683.6 million for the nine months ended September 30, 2019, compared to $900.5 million for the nine months ended September 30, 2018 due to low trading volume across major asset categories. Similarly, we note that your commissions, net and technology services revenues increased $219.2 million, or 155.9%, to $359.9 million for the nine months ended September 30, 2019, compared to $140.7 million for the nine months ended
         September 30, 2018. In addition, your disclosure on page 64 indicates that these commissions revenues are impacted by transaction volumes and changes in commission rates, among other factors. In your future filings, please revise to quantify price and volume information such as the volume of trade or transaction activities by asset category and weighted average fee rates for each component of revenue and period presented, and include an analysis of any trends or uncertainties. Refer to Item 303(a)(3)
         of Regulation S-K and Section III.D of SEC Release No. 33-6835.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you
have questions.



FirstName LastNameAlex Ioffe                                  Sincerely,
Comapany NameVirtu Financial, Inc.
                                                              Division of
Corporation Finance
November 29, 2019 Page 2                                      Office of Finance
FirstName LastName